Execution Version

THIS SUBSCRIPTION AGREEMENT RELATES TO AN OFFERING OF SECURITIES RELYING UPON ONE OR MORE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES OF AMERICA. THE SECURITIES TO WHICH THIS SUBSCRIPTION AGREEMENT RELATES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR QUALIFIED UNDER ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE RE-OFFERED, RE-SOLD, ASSIGNED OR OTHERWISE DISPOSED OF, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH TRANSACTION IS EFFECTIVE UNDER THE SECURITIES ACT AND SUCH TRANSACTION IS QUALIFIED UNDER APPLICABLE STATE OR OTHER JURISDICTION OF THE UNITED STATES AND FOREIGN SECURITIES LAWS OR (II) THE TRANSACTION IS EXEMPT FROM, OR IS NOT SUBJECT TO, ALL REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE OR OTHER JURISDICTION OF THE UNITED STATES.

SUBSCRIPTION AGREEMENT
for New Ordinary Shares of

INNATE PHARMA S.A.

WHEREAS, this Subscription Agreement (this "Agreement"), which relates to 4(a)(2) Offered Shares (as defined below) is dated as of August 14, 2026 and is by and between Innate Pharma, a société anonyme organized under the laws of France and registered with the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Marseille under number 424 365 336 (the “Company”) and the undersigned investor (the "Investor").
WHEREAS, the Company proposes to issue and sell, in a capital increase (the ”Capital Increase”) without preferential subscription rights for existing shareholders under the provisions of Article L.225-136 of the French Commercial Code and pursuant to the 26th resolution of the combined shareholders’ meeting of the Company held on May 21, 2026 (the "Combined General Meeting"). The Capital Increase will be effected through an offering in accordance with article L.411-2 1° of the French Monetary and Financial Code to the subscribers procured by the Placement Agents (as defined below) of ordinary shares, nominal value €0.05 per share (the “Ordinary Shares”), of the Company (the “Offered Shares”) at the Closing Date (as defined below) at a fixed price of €1.70 per Offered Share (the “Offering Price”).
WHEREAS, the Offered Shares to be issued in the Capital Increase will take place as follows:
(i)    in the United States of America, by way of a private placement carried out by the Company, to a limited number of “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A (“Rule 144A”) under the U.S. Securities Act of 1933 in reliance on an exemption from the registration requirements of Section 4(a)(2) of the Securities Act (the “4(a)(2) Tranche”, and, the Offered Shares offered in the 4(a)(2) Tranche, the “4(a)(2) Offered Shares”);
(ii)    outside of the United States of America (A) in the European Union (including in France), to “qualified investors” within the meaning of Article 2(e) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended from time to time (the “Prospectus Regulation”) and (B) outside of the European Union, pursuant to the applicable private placement exemptions, in reliance on Regulation S (“Regulation S”) under the Securities Act ((A) and (B) collectively, the “Reg S Tranche”, and together with the 4(a)(2) Tranche, the “Offering”);

WHEREAS, the Offered Shares have not been, and will not be, registered under the Securities Act.
WHEREAS, Stifel Europe Securities SAS (“Stifel”) and BTIG, LLC (“BTIG”) have agreed to act as placement agents in connection with the offering and sale of the Offered Shares with respect to the Offering, pursuant to a placement agreement dated as of the date hereof (the “Placement Agreement”). Stifel and BTIG are each referred to herein individually as a “Placement Agent” and together as the “Placement Agents”;
WHEREAS, the Offering has been conducted on the basis of the publicly available information of the Company, consisting of (i) the Company's French language 2025 universal registration document filed with the French Financial Markets Authority (Autorité des marchés financiers) (the “AMF”) under number D. 26-0204 on April 1st, 2026 (the “Universal Registration Document”), (ii) the French and English language press releases published by the Company since (and including) the publication of the Universal Registration Document and up to and including the date immediately before the date hereof (the “Prior Press Releases”), including the French and English language press releases announcing the launch and the pricing of the Offering (respectively, the “Launch Press Release” and the “Pricing Press Release” and together with the Prior Press Releases, the “Press Releases”), and (iii) the English language August 2026 corporate presentation published on the Company’s website (the “Corporate Presentation”, together with the Universal Registration Document and the Prior Press Releases, the "Public Documents", and the Public Documents together with the Launch Press Release and the Pricing Press Release, the “Disclosure Materials”); and
WHEREAS, on the date hereof, the Company may also sign, or may have signed, subscription agreements substantially similar to the Agreement relating to 4(a)(2) Offered Shares with certain other investors purchasing 4(a)(2) Offered Shares (the “Other 4(a)(2) Investors”).
NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and the Investor agree as follows:
SECTION 1 - PURCHASE PRICE, CLOSING DATE AND DELIVERY
1.1Purchase
Subject to the satisfaction (or waiver) of the conditions set forth in Sections 5 and 6 below, the Investor hereby irrevocably and unconditionally commits to subscribe to and acquire [●] 4(a)(2) Offered Shares. The purchase price for the 4(a)(2) Offered Shares is €1.70 per 4(a)(2) Offered Share, i.e. an aggregate subscription price of €[●] (the "Purchase Price").
1.2Closing Date
The issuance of the 4(a)(2) Offered Shares, as shall be acknowledged by the depositary certificate (certificat du dépositaire) to be issued by Société Générale Securities Services, acting as transfer agent and registrar of the Company (the “Registrar”) in accordance with applicable French law (the "Closing"), shall take place at 8:30 a.m. (CET) on August 18, 2026 (the "Closing Date") or such other date and time as the Company and the Placement Agents shall agree and shall be delivered by the Company to the Investor through Stifel, acting as the centralizing agent (the “Centralizing Agent”), as further described below.
1.3Delivery
(a)Closing Mechanics

The Investor undertakes to fully pay the Purchase Price in euros, by wire transfer of immediately available funds and without any deduction or withholding whatsoever (including, without limitation, for any commission or transaction costs), by effecting and delivering, or instructing its broker dealer, nominee, or other financial intermediary, if any, to effect and deliver, no later than 8:30 a.m. (CET) on the Closing Date, the Purchase Price to the Centralizing Agent for onward payment to the Registrar (and to follow the instructions of the Centralizing Agent to that effect). Time shall be of the essence in respect of such payment. If the Investor fails to pay the Purchase Price when due, the Company may, in its sole discretion and without prejudice to any other right or remedy, terminate this Agreement with immediate effect and allocate the corresponding 4(a)(2) Offered Shares to any potential investor to whom such Offered Shares may be allocated at the Company’s discretion.
The Investor acknowledges that its 4(a)(2) Offered Shares will be delivered on the Closing Date, against payment of the Purchase Price, to the Investor (through the Centralizing Agent) in bearer form (forme au porteur).
(b)    Listing of the Shares
    On the Closing Date, the Offered Shares shall have been approved for listing on Euronext Paris, subject only to official notice of issuance by Euronext Paris.
SECTION 2 - REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY
The Company hereby represents, warrants and covenants to the Investor as follows:
Unless otherwise indicated, each such representation and warranty is made and given as of the date of this Agreement and as of the Closing Date, to the extent such dates are not the same date:
(a)Compliance with AMF Requirements. In connection with the filing of the Universal Registration Document, the Company has complied, to the AMF’s satisfaction, with all requests of the AMF for additional or supplemental information, if any and the Company’s auditors have submitted a letter of completion of work (lettre de fin de travaux) that showed no reservation, observation or warning. No order suspending the effectiveness of the Universal Registration Document has been issued by the AMF, nor has, to the Company’s knowledge, any challenge to the filing with the AMF or the use of the Universal Registration Document been filed with any court.
(b)Disclosure. The Disclosure Materials, as of their respective dates, are true, complete and accurate in all material respects and not misleading, in light of the circumstances in which they were published. The Disclosure Materials, taken together, contain and will contain the necessary information which is material to an investor for making an informed assessment of the assets and liabilities, profit and losses, financial position, and prospects of the Company and on the rights attached to the Ordinary Shares. The Disclosure Materials conformed, conform and will conform, as appropriate, with the requirements set forth by applicable laws, including AMF regulations and the Prospectus Regulation. The Disclosure Materials do not, and, as amended or supplemented, if applicable, will not, at the Closing Date, contain any untrue statement of a material fact, or taken together, omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All notices, statements, opinions, estimates, statements of intent, projections made by the Company in the Disclosure Materials have been prepared in good faith and on reasonable grounds. There are no contracts or other documents required to be described in the Disclosure Materials which have not been described as required.
(c)Authorization and Execution. This Agreement and the transaction described herein have been duly authorized, executed and delivered by the Company and the Agreement constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms.
(d)Power and Capacity. The Company has full power and capacity to enter into this Agreement; the execution and the completion of the operations described in this Agreement, and the issuance of the Offered Shares have been or will be validly authorized pursuant to the resolutions passed at the Combined General Meeting which has been properly convened, the decisions of the board of directors (conseil d’administration) dated July 29, 2026 and the appropriate decisions of the Chief Executive Officer (Directeur Général) of the Company, and all ceilings applicable to these authorizations have been respected; all the notices, authorizations and approvals necessary to proceed with the valid issuance of the Offered Shares, and those necessary for execution by the Company of its obligations hereunder have been duly obtained and will remain in force on the Closing Date.
(e)Statistical and Market-Related Data. All statistical, demographic and market-related data included in the Disclosure Materials are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate. To the extent required, the Company has obtained the written consent for the use of such data from such sources.
(f)Financial Statements. The financial statements included or incorporated by reference in the Universal Registration Document, together with the related schedules, if any, and notes, present fairly the financial position of the Company and its Subsidiary (as defined below) (including off-balance sheet commitments) at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its Subsidiary for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved. The supporting schedules included in the Universal Registration Document, if any, present fairly in all material respects in accordance with IFRS the information required to be stated therein.
(g)Incorporation and Good Standing of the Company. The Company has been duly organized and is validly existing as a société anonyme under the laws of the Republic of France, has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Public Documents and to enter into and perform its obligations under this Agreement and is duly qualified to transact business and is in good standing (where such concept exists) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or in good standing could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the condition (financial or otherwise), earnings, results of operations, business, properties, operations, assets, liabilities or prospects of the Company and its Subsidiary (as defined below), taken as a whole, or on the power and ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Launch Press Release and the Pricing Press Release, whether or not arising from transactions in the ordinary course of business (a “Material Adverse Effect”). No proceeding of conciliation, sauvegarde, sauvegarde accélérée, redressement judiciaire or liquidation judiciaire is existing with respect to the Company and the Company is not insolvent. The articles of association (statuts) of the Company comply with the requirements of applicable French law and are in full force and effect. Each member of the corporate bodies of the Company has been duly elected or appointed in such capacity and exercises his or her functions in accordance with applicable laws and regulations, and the Company’s articles of association (statuts).
(h)Incorporation and Good Standing of the Subsidiary. Innate Pharma, Inc., a Delaware corporation (the “Subsidiary”), is the Company’s only subsidiary. The Subsidiary has been duly organized and is validly existing in good standing (where such concept exists) under the laws of the jurisdiction of its incorporation and has full power and authority to acquire, own, lease and operate its properties, and to conduct its businesses as described in the Universal Registration Document, except to the extent that the failure to be so qualified or in good standing could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.
(i)No Material Adverse Change. There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its Subsidiary, taken as a whole, from that set forth in the Universal Registration Document.
(j)Capitalization. The share capital of the Company conforms as to legal matters to the description thereof contained in the Disclosure Materials (except for the vesting, on August 1st, 2026, of 150,000 new Ordinary Shares pursuant to the Company’s Actions Gratuites de Performance Dirigeants 2024-1 Plan). The Ordinary Shares of the Company outstanding prior to the issuance of the Offered Shares have been duly authorized and are validly issued, fully paid and non-assessable; the holders of such Ordinary

Shares are not entitled to preemptive (droit préférentiel de souscription), priority rights (délai de priorité) or other similar rights to subscribe for such shares, except for any such rights as have been effectively waived or complied with; and, except as set forth in the Disclosure Materials, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, Ordinary Shares of or ownership interests in the Company are outstanding.
(k)Working Capital. The cash flow and working capital projections on which the Company has based its forward looking cash runway statements which are contained in the Pricing Press Release have been made on reasonable grounds in good faith, after due and careful enquiry and take into account all material matters of which the Company is aware concerning the Company and its Subsidiary. All assumptions on which such working capital statement is based are reasonable and, so far as the Company is aware, there are no other material assumptions which should reasonably be taken into account in the preparation of such working capital statement.
(l)Authorization of the Offered Shares. The Offered Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company against payment therefor pursuant to this Agreement and the subscription agreements entered into with any Other 4(a)(2) Investors, and upon delivery of the depositary certificate (certificat du dépositaire) in accordance with Article L. 225-146 of the French Commercial Code, will be validly issued, fully paid and nonassessable, and the issuance of the Offered Shares will not be subject to any preemptive rights (droit préférentiel de souscription), priority rights (délai de priorité) or other similar rights of any securityholder of the Company that have not been waived with respect to the offering of the Offered Shares in accordance with their terms and all applicable laws. The Offered Shares conform in all material respects to all statements relating thereto contained in the Launch Press Release and the Pricing Press Release and such description conforms in all material respects to the rights set forth in the instruments defining the same. No holder of Offered Shares will be subject to personal liability by reason of being such a holder.
(m)No Conflicts or Consents. The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene (1) any provision of applicable law, (2) the articles of association (statuts) of the Company or (3) any agreement or other instrument binding upon the Company or its Subsidiary that is material to the Company and its Subsidiary, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or its Subsidiary, except in the case of each of (1) and (3) as would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except (i) the approval by Euronext for the listing of the Offered Shares or (ii) those that otherwise have already been obtained or made as of the date of this Agreement, and except for such failure to obtain such approval, authorization, consent or order as would not reasonably be expected to have a Material Adverse Effect.
(n)No Material Actions or Proceedings. There are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending or, to the knowledge of the Company, threatened to which the Company or its Subsidiary is a party or to which any of the properties of the Company or its Subsidiary is subject (i) other than Actions accurately described in all material respects in the Universal Registration Document and Actions that would not reasonably be expected to have a Material Adverse Effect, or (ii) that are required to be described in the Universal Registration Document and are not so described; and there are no statutes, regulations, contracts or other documents to which the Company is subject or by which the Company is bound that are required to be described in the Universal Registration Document that are not described as required.
(o)Independent Accountants. Deloitte & Associés and PricewaterhouseCoopers Audit are each an independent statutory auditor with respect to the Company as required by the AMF General Regulation and under the professional rules of the “Compagnie Nationale des Commissaires aux Comptes.”
(p)Title to Real and Personal Property. The Company and its Subsidiary have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiary, in each case free and clear of all liens, encumbrances and defects except such as are described in the Public Documents or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiary; and any real property and buildings held under lease by the Company and its Subsidiary are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiary, or would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, in each case except as described in the Public Documents and, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance or other similar laws relating to creditor’s rights generally and (ii) general principles of equity and the discretion of the court before which any proceeding therefor may be brought.
(q)Intellectual Property Rights. Except as described in the Public Documents, the Company and its Subsidiary own or possess, or can promptly acquire on commercially reasonable terms, adequate rights to use all patents, trademarks, service marks, trade names, domain names and other source identifiers, copyrights, licenses, technology and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and all other similar intellectual property or proprietary rights (including all registrations and applications for registration of, and all goodwill associated with, the foregoing) (collectively, “Intellectual Property”), in each case used in, held for use in, or necessary for the conduct of their respective businesses as currently conducted and as currently proposed to be conducted in the Public Documents, except for such failure to own or obtain such licenses or other rights as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect. Except as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiary has not conflicted with, infringed, misappropriated or otherwise violated, and the manufacture and sale of any of the products or product candidates described in the Public Documents will not conflict with, infringe, misappropriate or otherwise violate, any Intellectual Property of any third party; (ii) there is no claim, action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or its Subsidiary (x) challenging the validity, enforceability or scope of, or any rights of the Company or its Subsidiary in, any Intellectual Property owned by or licensed to the Company or its Subsidiary or (y) alleging that the Company or its Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property of any third party; (iii) none of the Intellectual Property owned by or exclusively licensed to the Company and its Subsidiary has been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Company, all such Intellectual Property is valid and enforceable and has not been infringed, misappropriated or otherwise violated by any third party; (iv) the Company and its Subsidiary have at all times taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Intellectual Property, the value of which to the Company or its Subsidiary is contingent upon maintaining the confidentiality thereof; and (v) the Company and its Subsidiary, and to the knowledge of the Company, counsel for the Company or its Subsidiary or any of their respective licensors, have complied with the duty of candor and good faith, as required by the United States Patent and Trademark Office and all foreign offices having similar requirements, with respect to the prosecution of the patents and patent applications owned by or licensed to the Company or its Subsidiary.
(r)No Undisclosed Relationships. There are no material relationships, direct or indirect, or material related party transaction existing between the Company or its Subsidiary, on the one hand, and any director, officer, shareholder or affiliate of any of them on the other hand (together, “Related Party Transactions”), that have not been described in the Universal Registration Document. All Related Party Transactions have been duly authorized and executed by the Company and/or its Subsidiary, as applicable.
(s)No Market Abuse. The Company has complied and complies in all material respects with all applicable rules relating to market abuse (in particular, Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, delegated EU regulations adopted thereunder and the equivalent French laws and regulations) and has taken reasonable measures and has reasonable procedures in place in order to ensure such compliance, and none of the allotment of the Offered Shares, the sale of the Offered Shares and the consummation of the transactions contemplated by this Agreement will constitute a violation by the Company of any applicable “market abuse,” “insider dealing,” “insider trading” or similar legislation.
(t)Investment Company Act. The Company is not, and after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Launch Press Release and the Pricing Press Release will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder.
(u)Taxes. The Company and its Subsidiary have filed all U.S. federal, state, local and non-U.S. tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect) and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not reasonably be expected to have a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or its Subsidiary which has had (nor does the Company nor its Subsidiary have any notice or knowledge of any tax deficiency which would reasonably be expected to be determined adversely to the Company or its Subsidiary and which would reasonably be expected to have) a Material Adverse Effect.
(v)All Necessary Environmental Permits, etc. The Company and its Subsidiary (i) are in compliance with any and all applicable U.S. federal, state and local and non-U.S. laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(w)Periodic Review of Costs of Environmental Compliance. There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(x)No Labor Disputes. No material labor dispute with the employees of the Company or its Subsidiary exists, except as described in the Universal Registration Document, or, to the knowledge of the Company, is imminent; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that would not reasonably be expected to have a Material Adverse Effect. The Company is in compliance in all material respects with the labor and employment laws and collective bargaining agreements and extension orders applicable to it and its Subsidiary’s employees.
(y)Stock Exchange Listing. The Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the American Depositary Shares or the Ordinary Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), delisting from the Nasdaq Global Select Market (“Nasdaq”) or delisting the Ordinary Shares from Euronext Paris, nor has the Company received any notification that SEC, Nasdaq or Euronext Paris is contemplating terminating such listing. The Company is in compliance with the current listing standards of Nasdaq and Euronext Paris.
(z)Accounting Controls. The Company and its Subsidiary maintain a system of internal accounting controls that is designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, as adopted by the International Accounting Standards Board, and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Universal Registration Document, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(aa)Insurance. The Company and its Subsidiary are insured by reputable insurers against such losses and risks and in such amounts as are, in the reasonable judgment of the Company, prudent and customary for companies of comparable size in the businesses in which they are engaged; and neither the Company nor its Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect, except as described in the Public Documents.
(ab)Cybersecurity. (i)(x) Except as disclosed in the Public Documents, and except as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect, there has been no security breach or other compromise of any of the Company’s and its Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers and vendors and any third party data maintained by or on behalf of the Company or its Subsidiary), equipment or technology (collectively, “IT Systems and Data”) and (y) each of the Company and its Subsidiary has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) each of the Company and its Subsidiary is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) each of the Company and its Subsidiary has implemented backup and disaster recovery technology consistent with generally accepted standards and practices for companies in the same industry and in a similar stage of development.
(ac)No Unlawful Payments. (i) None of the Company, its Subsidiary or their controlled affiliates, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent or representative of the Company, its Subsidiary or any of their controlled affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; (ii) the Company, its Subsidiary and their controlled affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have not violated and are not in violation of applicable anti-corruption laws, including but not limited to the Foreign Corrupt Practices Act of 1977, as amended, and any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; (iii) the Company, its Subsidiary and their controlled affiliates have not committed an offence under the Bribery Act 2010 of the United Kingdom, Articles 432-11 et seq., 433-1 and 433-2, 433-22 to 433-25, 435-1 et seq. and 445-1 et seq. of the French Criminal Code, or any applicable anti-corruption laws, rules, or regulations of the European Union or any other jurisdiction in which the Company and its Subsidiary conduct business; (iv) the Company has instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein and (v) neither the Company nor its Subsidiary will use, directly or indirectly, the proceeds of the Offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.
(ad)Compliance with Anti-Money Laundering Laws. The operations of the Company and its Subsidiary are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering or terrorism financing statutes of jurisdictions where the Company and its Subsidiary conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency, including but not limited to, the Cellule française de lutte contre le blanchiment de capitaux et le financement du terrorisme (“TRACFIN”) and the Office central pour la répression de la grande délinquance financière (“OCRGDF”) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its Subsidiary with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ae)No Conflicts with Sanctions Laws.
None of the Company, its Subsidiary, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent, affiliate or representative of the Company or its Subsidiary, is an individual or entity (“Person”) that is, or is 50% or more owned or otherwise controlled by one or more Persons that are:
(i)the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, any French government agency or other relevant sanctions authority (collectively, “Sanctions”), or
(ii)located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Syria, the Crimea Region and the non-government controlled areas of the Zaporizhzhia and Kherson Regions of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and any other Covered Region of Ukraine identified pursuant to Executive Order 14065) (“Sanctioned Countries”).
The Company will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any of its Subsidiary, any joint venture partner or other Person:
(i)to fund or facilitate any activities or business of or with any Person that, at the time of such funding or facilitation, is the subject of Sanctions or with a Sanctioned Country; or
(ii)in any other manner that will result in a violation of Sanctions by any Person participating in the Offering, whether as underwriter, advisor, investor or otherwise.
Since April 24, 2019, the Company and its Subsidiary have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, that at the time of the dealing or transaction is or was the subject of Sanctions or with a Sanctioned Country.
(af)No Inquiries or Declaration by TRACFIN or the OCRGDF. None of the Company, its Subsidiary, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent, affiliate or representative of the Company or its Subsidiary is currently the subject of any inquiry conducted by, or declaration issued by, TRACFIN or OCRGDF and the Company will not directly or indirectly use the proceeds of the transaction contemplated hereby, or lend, contribute or otherwise make available such proceeds to its Subsidiary, any joint venture partner, collaboration partner or other Person for the purpose of financing the activities of any Person currently the subject of any inquiry conducted by or declaration issued by TRACFIN or the OCRGDF.
(ag)Sarbanes-Oxley Act. The Company is in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.
(ah)Forward-Looking Statements. Each financial or operational projection or other “forward-looking statement” contained in the Launch Press Release or the Pricing Press Release (i) was so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (ii) is accompanied by meaningful cautionary statements identifying those factors that could cause actual results to differ materially from those in such forward-looking statement. No such statement was made with the knowledge of an executive officer or director of the Company that it was false or misleading.
(ai)Regulatory Authorities. The Company and its Subsidiary possess, and are in compliance with the terms of, all applications, certificates, approvals, clearances, registrations, exemptions,

franchises, licenses, permits, consents and other authorizations necessary to conduct their respective businesses (collectively, “Licenses”), issued by, and have made all declarations and filings with, the appropriate U.S. federal, state, local or non-U.S. regulatory authorities necessary to conduct their respective businesses, including, without limitation, the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency, the Agence Nationale de Sécurité du Médicament et des Produits de Santé or any other governmental or regulatory authority to which they are subject (collectively, the “Regulatory Authorities”), other than for such instances of non-compliance which would not reasonably be expected to result in a Material Adverse Effect. All Licenses are in full force and effect and neither the Company nor its Subsidiary is in violation of any term or conditions of any License other than for such violations which would not reasonably be expected to result in a Material Adverse Effect. Each of the Company and its Subsidiary has materially fulfilled and performed all of its respective obligations with respect to the Licenses and, to the Company’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other impairment of the rights of the holder of any License. Neither the Company nor its Subsidiary has received any written notice of proceedings relating to the revocation or modification of any Licenses and no Regulatory Authority has taken any action to limit, suspend or revoke any License possessed by the Company.
(aj)Compliance with Health Care Laws. The Company and its Subsidiary and their respective directors and officers, and to the Company’s knowledge, its and their respective agents, affiliates and representatives, are, and at all times have been, in compliance with (i) all statutes, rules and regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any product manufactured or distributed by the Company or its Subsidiary and (ii) all Health Care Laws (defined herein), including, but not limited to, the rules and regulations of the Regulatory Authorities, the U.S. Department of Health and Human Services Office of Inspector General, the Centers for Medicare & Medicaid Services, the Office for Civil Rights, the U.S. Department of Justice and any other governmental agency or body having jurisdiction over the Company or any of its properties, and has not engaged in any activities which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other U.S. federal, state or local or non-U.S. health care program, other than for such instances of non-compliance which would not reasonably be expected to result in a Material Adverse Effect. For purposes of this Agreement, “Health Care Laws” shall mean the U.S. federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Act (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286, 287, 1347 and 1349, and the health care fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.) (“HIPAA”), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), the U.S. Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C § 8126) or the rules and regulations of any other U.S. federal, state or local or non-U.S. governmental or regulatory body or authority. Neither the Company nor its Subsidiary is a party to or has any ongoing reporting obligations pursuant to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement imposed by any governmental authority. Neither the Company nor its Subsidiary has received any notification, correspondence or any other written communication, including, without limitation, any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from any of the Regulatory Authorities or any similar regulatory authority, or any notification of any pending or, to the Company’s knowledge, threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration or other action, from any governmental authority of non-compliance by, or liability of, the Company or its Subsidiary under any Health Care Laws.
(ak)Preclinical Studies and Clinical Trials. The pre-clinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of or sponsored by the Company or its Subsidiary, or in which the Company or its Subsidiary have participated or which involve the Company’s product candidates, with respect to the Company’s product candidates, including but not limited to any such studies or trials that are described in the Public Documents, or the results of which are referred to in the Public Documents, as applicable (collectively, “Company Trials”), were, and if still ongoing are, being conducted in all material respects in accordance with standard medical and scientific research standards and all applicable statutes and all applicable rules and regulations of the Regulatory Authorities and Good Clinical Practices and Good Laboratory Practices of such Regulatory Authorities, except in each case where the failure to so conduct would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; the descriptions in the Public Documents of the results of such studies and trials are accurate descriptions in all material respects and fairly present the data derived therefrom; the Company has no knowledge of any other studies or trials not described in the Public Documents, the results of which call into question the results described or referred to in the Public Documents; and neither the Company nor its Subsidiary has received any written notices, correspondence or other communications from the Regulatory Authorities or any other governmental agency requiring or threatening the termination, material modification or suspension of any Company Trials, other than ordinary course communications with respect to modifications in connection with the design and implementation of such trials.
(al)Product Candidates. The Company and its Subsidiary have made all required filings, reports or submissions with the Regulatory Authorities with respect to the Company’s product candidates that are described or referred to in the Public Documents, except where the failure to do so, singly or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; all such filings, reports or submissions were in material compliance with applicable laws when filed, except where the failure to comply, singly or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and except as described in the Public Documents, no deficiencies regarding compliance with applicable law have been asserted by any applicable Regulatory Authority with respect to any such filings, reports or submissions.
(am)No Immunity. Neither the Company nor its Subsidiary nor any of their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the Republic of France or the State of Delaware, respectively.
(an)Tax Waivers. Any waiver, relief, concession or preferential treatment relating to taxes granted to the Company or its Subsidiary by any French taxing authority is valid and in full force and effect.
(ao)Dividends. Subsequent to the respective dates as of which information is given in each of the Public Documents, (i) the Company and its Subsidiary have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (iii) there has not been any material change in the capital stock, short-term debt or long-term debt of the Company and its Subsidiary, except in each case as described in each of the Public Documents.
(ap)Passive Foreign Investment Company. Based on reasonable assumptions, the Company does not believe it was a “passive foreign investment company” for U.S. federal income tax purposes for its taxable year ending December 31, 2025.
(aq)No Taxes or Fees Due Upon Issuance. No stamp, documentary, issuance, registration, transfer, withholding or other taxes or duties (including, for the avoidance of doubt, financial transaction tax as set out in Article 235 ter ZD of the Code général des impôts) are payable by or on behalf of the Investor, the Company or its Subsidiary in the Republic of France or to any taxing authority thereof or therein in connection with (i) the execution, delivery or consummation of this Agreement, (ii) the creation, allotment and issuance of the Offered Shares by the Company or (iii) the subscription and delivery of the Offered Shares by the Company to the subscribers.
(ar)Transaction Agreement under French Law. This Agreement is in proper form to be enforceable against the Company in the Republic of France in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability; to ensure the legality, validity, enforceability or admissibility into evidence in the Republic of France of this Agreement, it is not necessary that this Agreement be filed or recorded with any court or other authority in the Republic of France (other than court filings in the normal course of proceedings) or that any documentary, stamp, registration tax or duty or other similar taxes or duties in the Republic of France be paid on or in respect of this Agreement or any other documents to be furnished hereunder; provided that, as a general rule, any document in a language other than French must be translated into French by an official sworn translator if it is to be submitted as evidence in any action or proceedings before a French court or public body or used for any purpose (including registration) with public bodies.

(as)No Rights to Purchase Offered Shares. The issuance and sale of the Offered Shares as contemplated hereby will not cause any holder of any shares of capital stock, securities convertible into or exchangeable or exercisable for capital stock or options, warrants or other rights to purchase capital stock or any other securities of the Company to have any right to acquire any shares of preferred stock of the Company.
(at)Foreign Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act and a “foreign issuer” (as such term is defined in Regulation S).
(xx)    No General Solicitation. Neither the Company nor any of its affiliates (as such term is defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf has engaged or will engage, in any general solicitation or general advertising (within the meaning of Rule 502(c)) with respect to the offer and sale of the Offered Shares in the United States or has offered or sold or will offer or sell the Offered Shares in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.
(au)No Directed Selling Efforts. Neither the Company, nor any of its affiliates (within the meaning of Rule 405 under the Securities Act), nor any person acting on its or their behalf (other than the Placement Agents, any of their respective affiliates (as defined in Rule 501(b) under the Securities Act) or anyone else acting on their respective behalves, as to which the Company makes no representation or undertaking) has engaged or will engage in any directed selling efforts (as such term is defined in Regulation S) in connection with the offer and sale of the Offered Shares in the United States.
(av)No Registration. The Company acknowledges that the Offered Shares have not been registered under the Securities Act and may not be offered and sold by it or its affiliates (within the meaning of Rule 405 under the Securities Act) or any person acting on its or their behalf except (i) outside of the United States in “offshore transactions” in accordance with Rule 903 of Regulation S or (ii) within the United States of America to entities it reasonably believes to be “qualified institutional buyers” or institutional “accredited investors” in transactions that are exempt from registration under the Securities Act and applicable state securities laws and in accordance with the procedures and documentation established to enable the Offering to qualify for exemption from registration under the Securities Act. Neither the Company, nor any of its affiliates (as defined in Rule 501(b) under the Securities Act), nor any person acting on its or their behalf has, directly or indirectly, offered or sold, or solicited offers to buy, or otherwise negotiated in respect of, or will, directly or indirectly, offer or sell, or solicit offers to buy, or otherwise negotiate in respect of, any security under circumstances that would integrate with the offer and sale of the Offered Shares or otherwise would require the registration of Offered Shares under the Securities Act.
SECTION 3 - REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTOR
The Investor represents, warrants and covenants to the Company as follows, on the date hereof and as of the Closing Date:
(a)The Investor is located in the United States and: (A) is a QIB or, is acquiring 4(a)(2) Offered Shares for the account of one or more QIBs; (B) has a substantive, pre-existing relationship with the Company or the Placement Agents in connection with the Offering predating commencement of the Offering; and (C) is not, nor is any person or entity acting on its behalf, purchasing the 4(a)(2) Offered Shares as a result of any advertisement, article, notice or other communication regarding the 4(a)(2) Offered Shares published in any newspaper, magazine or similar media or via the Internet or broadcast over television or radio or presented at any seminar or any other “general solicitation” or “general advertising” as such terms are set forth in Regulation D of the Securities Act (including any of the methods described in Rule 502(c) thereof) or by means of any “directed selling efforts” as defined in Regulation S.
(b)The Investor acknowledges and agrees that it is purchasing the 4(a)(2) Offered Shares directly from the Company, and that it became aware of the Offering, and the 4(a)(2) Offered Shares were offered to the Investor, solely by means of direct contact between the Investor and the Company, the Placement Agents and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members and/or employees, and/or the representatives of such persons, as a result of a pre-existing, substantive relationship with the Company or the Placement Agents. The Investor did not become aware of the Offering, nor were the 4(a)(2) Offered Shares offered to the Investor, by any other means, and none of the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to the Investor.
(c)If the Investor is purchasing the 4(a)(2) Offered Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. The Investor has sole investment discretion with respect to each such account and has full power to make the acknowledgements, representations and agreements herein on behalf of each such account.
(d)The Investor is purchasing the 4(a)(2) Offered Shares solely for investment purposes, and not with a view to resale or distribution within the meaning of the U.S. securities laws, subject to the understanding that the disposition of its property shall at all times be and remain within its control.
(e)The Investor has been duly organized and is validly existing under the laws of its place of organization. No bankruptcy, insolvency proceedings or other proceedings of general application affecting creditors’ rights have been proposed, commenced or threatened against the Investor, and no judgment has been made or is pending declaring the Investor insolvent.
(f)This Agreement has been duly authorized, executed, and delivered by the Investor and constitutes its legal, valid, and binding obligations and is enforceable against the Investor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency and other laws of general application relating to or affecting creditors’ rights. The Investor has full power, authority and capacity, and has taken all actions (including obtaining all necessary consents, approvals and permits, if any) required to enter into this Agreement and to perform its obligations hereunder. The Investor, including any fund or funds that it manages or advises that participate in the offer and sale of the 4(a)(2) Offered Shares, is permitted under the Investor’s, or are permitted under their, constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement.
(g)Neither the execution of this Agreement by the Investor, nor the subscription of the 4(a)(2) Offered Shares by the Investor violates or will violate any provision of its articles of association (or equivalent constituent documents) or any applicable laws or regulations binding upon the Investor or its properties, and the execution of this Agreement does not breach any other agreements in force to which the Investor is a party.
(h)In the normal course of the Investor’s business, (a) it invests in or purchases securities similar to the 4(a)(2) Offered Shares, (b) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of subscribing for the 4(a)(2) Offered Shares, (c) it is able to bear the economic risk of an investment in the 4(a)(2) Offered Shares and to sustain a total loss of an investment in the 4(a)(2) Offered Shares, (d) it is able to bear such risk for an indefinite period, (e) it has not been organized for the purpose of acquiring the Securities and (f) it is an “institutional account” as defined by FINRA Rule 4512(c).
(i)The Investor will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the 4(a)(2) Offered Shares except in compliance with the laws of France, the Securities Act, applicable U.S. state securities laws and the respective rules and regulations promulgated thereunder.
(j)The Investor understands that (i) the 4(a)(2) Offered Shares have not been registered under the Securities Act or registered or qualified under any U.S. state securities laws, and are being offered and sold solely in reliance on specific exemptions therefrom, (ii) the 4(a)(2) Offered Shares are “restricted securities” under applicable U.S. federal securities laws, the Securities Act and the rules of the U.S. Securities and Exchange Commission, and cannot be re-offered, resold, pledged or otherwise transferred in the United States unless they are registered under the Securities Act or disposed of pursuant to a valid exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any state or other jurisdiction of the United States, (iii) for as long as the 4(a)(2) Offered Shares remain “restricted securities” within the meaning of Rule 144 of the Securities Act, such 4(a)(2) Offered Shares may not be deposited in any unrestricted depositary receipt facility in respect of the 4(a)(2) Offered Shares or maintained by a depositary bank, (iv) no representation has been made as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the re-offer, resale, pledge or transfer of the 4(a)(2) Offered Shares and (v) the Company has no current intention to register any of the 4(a)(2) Offered Shares under the Securities Act.
(k)As to certain tax consequences of its ownership of the 4(a)(2) Offered Shares, the Investor understands and acknowledges that (i) although the Company does not believe that it is, it is possible that the Company could be qualified as a “passive foreign investment company” (a “PFIC”) in fiscal year 2026, within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and that it may meet the definition of a PFIC for subsequent taxable years as well, (ii) it is familiar with the U.S. federal income tax consequences of investing in a PFIC, which will be its responsibility and (iii) it accepts the risk that in the current or any future year the Company may be a PFIC.
(l)With respect to the Investor’s investment in the Company and payment of the Purchase Price and the issuance of the 4(a)(2) Offered Shares, (a) it has not, it does not, and will not, rely on any information provided by any person other than the Disclosure Materials and (b) it conducted its own due diligence investigation with respect to the Company and the offer and sale of the 4(a)(2) Offered Shares and has obtained its own independent advice (financial, legal, tax, accounting or otherwise) with respect to the Company and the 4(a)(2) Offered Shares and has reviewed such other information as it believes was or is necessary or appropriate in connection with its investment in the Company.
(m)The Investor has or will have, in connection with this Agreement, relied primarily upon information included in the Disclosure Materials. The Investor acknowledges that certain of the Disclosure Materials, including those available on the Company’s website or elsewhere in the public domain, have been or will be published only in French, and that the Investor is or will be able to review, fully understand and analyze such information to the extent required to make an informed investment decision.
(n)The Investor has carefully considered the potential risks relating to the Company (and, in particular, the potential risks related to its financial condition and its activity) and a purchase of the 4(a)(2) Offered Shares, and fully understands that the 4(a)(2) Offered Shares are speculative investments which involve a potential high degree of risk of loss of its entire investment (including a potential total loss of its investment in the 4(a)(2) Offered Shares).
(o)The Investor has access to sufficient funds to enable it to comply with its obligations under this Agreement, including notably the payment for the subscription of the 4(a)(2) Offered Shares.
(p)The Investor, and its directors, officers and, to the best of the Investor’s knowledge after reasonable diligence, its employees, agents, affiliates or other persons acting on its or their behalf have not violated and are not in violation of, and the Purchase Price is not directly or indirectly derived, obtained, received, taken, acquired, or gained, and does not stem, from any violation by the Investor or any of its directors, officers, employees, agents, affiliates or other persons acting on its behalf of, any laws or regulations concerning money laundering, corruption, or bribery of any jurisdiction (including, for the avoidance of doubt and without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the Bribery Act 2010 of the United Kingdom, Articles 432-11 et seq., 433-1 and 433-2, 433-22 to 433-25, 435-1 et seq. and 445-1 et seq. of the French Criminal Code, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering or terrorism financing statutes of jurisdictions where the Investor’s business, the rules and regulations thereunder including the French Direction Générale du Trésor, EU Directive 2015/849/EU as implemented in any member state of the European Union and the U.K. Bribery Act 2010, any rules and regulations thereunder, and any related or similar laws, rules, regulations or guidelines, issued, administered or enforced by any governmental agency or any such jurisdiction (collectively, the “Money Laundering or Anti-Corruption or Anti Bribery Laws”); and no action, suit, or proceeding with respect to the Money Laundering or Anti-Corruption or Anti Bribery Laws subsists, is pending or, to the best of the Investor’s knowledge, threatened by or before any court or governmental agency, authority, or body, or any arbitrator involving the Investor or its directors, officers, employees, agents, affiliates, or other persons acting on its behalf.

(q)Neither the Investor nor any of its directors, officers, or affiliates and, to the best of the Investor’s knowledge after reasonable diligence, any of its or their agents, employees, or other persons acting on it or their behalf, has been or is currently subject to, and the Purchase Price is not directly or indirectly derived, obtained, received, taken, acquired, or gained, and does not stem from, any violation by the Investor or them of any Sanctions.
(r)The Investor further represents, warrants, acknowledges and agrees that, if it is acting on behalf of investment funds or other legal entities managed or advised by it, the representations made under this Section 3 shall also apply to each such fund or legal entity and it shall further cause compliance thereof by each such fund or entity in connection with the initial distribution of the 4(a)(2) Offered Shares.
(s)The Investor’s residence (if an individual) or offices in which its investment decision with respect to the 4(a)(2) Offering Shares was made (if an entity) are located at the address immediately below the Investor’s name on the pertinent signature page of this Agreement, except as otherwise communicated by the Investor to the Company.
(t)The Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.
(u)The Company, the Placement Agents and others acting on behalf of the Company will rely on the representations, warranties or covenants of the Investor set forth in this Agreement and the Investor will notify the Company immediately if any of the representations, warranties or covenants set forth in this Agreement becomes no longer true until the payment and delivery of the 4(a)(2) Offered Shares.
(v)SECTION 4 – OTHER AGREEMENTS BY THE INVESTOR
(a)The Investor agrees, for the express benefit of the Placement Agents, their affiliates and their representatives, that: (i) it is not relying upon, and has not relied upon, any statement, representation or warranty made by either of the Placement Agents, any of their affiliates or any of their representatives, in making its investment or decision to invest in the Company; (ii) the Placement Agents are acting solely as placement agents in connection with the transactions contemplated hereby and are not acting as an underwriter, initial purchaser, dealer or in any other such capacity and are not and shall not be construed as fiduciaries for the Investor; (iii) the Placement Agents, their affiliates and their representatives have not made, and will not make, any representations or warranties with respect to the Company or the offer and sale of the 4(a)(2) Offered Shares or any other matter concerning the Company or the transactions contemplated hereby, and the Investor will not rely on any statements made by the Placement Agents, orally or in writing, to the contrary; (iv) the Investor will be responsible for conducting its own due diligence investigation with respect to the Company and the offer and sale of the 4(a)(2) Offered Shares; (v) the Investor will be purchasing the 4(a)(2) Offered Shares based on the results of its own due diligence investigation of the Company, and the Placement Agents and each of their directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company, the 4(a)(2) Offered Shares, or the accuracy, completeness or adequacy of any information supplied to the Investor by the Company; (vi) the Investor has negotiated the offer and sale of the 4(a)(2) Offered Shares directly with the Company, and the Placement Agents will not be responsible for the ultimate success of any such investment; and (vii) the decision to invest in the Company involves a significant degree of risk, including a risk of total loss of such investment. Investor further represents and warrants that it, including any fund or funds that it manages or advises that participates in the offer and sale of the 4(a)(2) Offered Shares, is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This entire paragraph shall survive any termination of this Agreement.

(b)The Investor hereby confirms its agreement, and authorizes the Company, to publicly disclose the terms of its undertakings hereunder in any informational document relating to the Offering or any announcement related to the Offering.
(c)The Investor acknowledges that the representations, warranties, covenants and agreements of the Company in the Placement Agreement are for the benefit of the Placement Agents alone.
(d)The Investor acknowledges and agrees that each of the Placement Agents, their respective affiliates and their respective representatives will be entitled to rely, as an express third-party beneficiary (tiers bénéficiaire) on the representations, warranties and agreements made by it in this Agreement, as if such representations, warranties and agreements were made directly to the Placement Agents. The Investor acknowledges that the Placement Agents will be provided with copies of this Agreement.
(e)The Investor acknowledges and agrees that all representations, warranties, covenants and agreements made or given by it to the Company herein will survive the execution of this Agreement, the transfer of the 4(a)(2) Offered Shares being subscribed, and the payment for and settlement and delivery of the 4(a)(2) Offered Shares.
(f)The Investor acknowledges and agrees that the Company has not granted, and will not grant, it registration rights of any kind with respect to the 4(a)(2) Offered Shares and is under no obligation to register the 4(a)(2) Offered Shares under the Securities Act or to file or maintain any registration statement, or to assist the Investor in obtaining any exemption from registration, or to deposit the 4(a)(2) Offered Shares in the Company’s American depositary share facility.
(g)The Investor undertakes to keep strictly confidential the existence, and the terms and conditions, of the Offering as well as the existence, and the terms and conditions, of its undertakings hereunder, until the earlier of (a) the publication by the Company of the Pricing Press Release and (b) August 31, 2026, and further undertakes to comply with all applicable laws and regulations (including Regulation (EU) No 596/2014 on market abuse) in respect thereof. The Investor acknowledges that it may be in possession of inside information concerning the Company and undertakes not to trade in any securities of the Company, and not to recommend or induce any other person to do so, on the basis of such information.
SECTION 5 - CONDITIONS TO THE 4(A)(2) INVESTOR'S OBLIGATIONS TO CLOSE
The Investor’s obligation to purchase the 4(a)(2) Offered Shares at the Closing Date is subject to the fulfillment on or before the Closing of each of the following conditions:
5.1    Representations and Warranties
The representations and warranties made by the Company in Section 2 shall be true and correct when made and as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date).
5.2    Covenants
The Company shall have performed or complied with all covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing.

SECTION 6 - CONDITIONS TO COMPANY'S OBLIGATION TO CLOSE

The Company's obligation to sell and issue the 4(a)(2) Offered Shares at the Closing is subject to the fulfillment on or before the Closing of the following conditions, unless waived by the Company:
6.1     Representations and Warranties
The representations and warranties made by the Investor in Section 3 shall be true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date).
6.2     Covenants
The Investor shall have performed or complied in all material respects with all covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Investor on or prior to the date of such Closing.
The Placement Agreement shall be in full force and effect and shall not have been terminated in accordance with its terms; the conditions to the obligations of the Placement Agents set forth in the Placement Agreement shall have been satisfied or waived; and the Registrar shall have received payment of the aggregate subscription price for all of the Offered Shares (including the Purchase Price and the purchase price to be paid by all other investors in the Offering), as contemplated by the Placement Agreement.
SECTION 7 - MISCELLANEOUS
7.1     Amendment; Termination
Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Investor, except that this Agreement shall be terminated if the Placement Agreement is terminated pursuant to its terms or if the Closing has not occurred by 5:00 p.m. Paris time on August 31, 2026.
7.2     Governing Law; Jurisdiction
This Agreement shall be governed by and construed in accordance with the laws of France. In relation to any legal action or proceedings (including, without limitation, disputes relating to any non-contractual obligations) that may arise out of or in connection with this Agreement (“Legal Proceedings”), each of the Company and the Investor irrevocably submits to the exclusive jurisdiction of the Tribunal des activités économiques of Paris and waives any objection to Legal Proceedings in such courts on the grounds of venue or on the grounds that the Legal Proceedings have been brought in an inconvenient forum.
7.3    Expenses
Each of the Company and the Investor shall pay its own expenses in connection with the transactions contemplated by this Agreement.
7.4     Representations and Warranties
The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby.
7.5    Notices

Any communication hereunder shall be in writing and shall be mailed, emailed or hand delivered and confirmed to the parties hereto as follows: if to the Company, Innate Pharma S.A., 117 avenue de Luminy-BP 30191, 13009 Marseille, France, Email: claire.destblanquat@innate-pharma.fr / frederic.lombard@innate-pharma.fr, Attention: Claire de Saint Blanquat and Frédéric Lombard, with copies to CMS Francis Lefebvre Avocats, 2 rue Ancelle, 92522 Neuilly-sur-Seine Cedex, France, Email: bertrand.senechal@cms-fl.com, Attention: Bertrand Sénéchal, and to Jones Day, 2 rue Saint Florentin, 75001 Paris, France, Email: sethengel@jonesday.com, Attention: Seth Engel; and if to the Investor, to the address and email address set forth beneath its signature below. Any party hereto may change the address for receipt of communications by giving written notice to the other.
7.6     Successors; Assignment
This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and, subject to Section 4 and Section 7.10, no other person shall have any right or obligation hereunder. The Investor may not assign or transfer this Agreement or any of its rights or obligations hereunder, in whole or in part, without the prior written consent of the Company.
7.7     Partial Unenforceability
The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.
7.8     Entire Agreement
This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect thereto. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.
7.9     Counterparts
This Agreement may be executed in two or more counterparts, and with counterpart signature pages (including by electronic signature or by delivery of a scanned signature page in portable document format), each of which shall be an original, but all of which together shall constitute one and the same agreement, binding on all of the parties hereto notwithstanding that all such parties have not signed the same counterpart.
7.10 Placement Agents
Each Placement Agent is an intended third-party beneficiary (tiers bénéficiaire) of the representations and warranties of the Company and of each Investor set forth in Section 2. The Company agrees and acknowledges that each Placement Agent may rely on the Company’s representations, warranties, agreements and covenants contained in this Agreement and each Investor agrees that Placement Agents may rely on such Investor’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to such Placement Agent.

Neither the Placement Agents nor any of their respective Affiliates or representatives (1) shall be liable to Investor for any improper payment made in accordance with the information provided by the Company; or (2) makes any representation or warranty to Investor, or has any responsibilities to Investor as to the validity, enforceability, accuracy, value or genuineness of any information, certificates or documentation delivered by the Company pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (3) shall be liable in connection with Investor’s purchase of the 4(a)(2) Offered Shares (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by the Transaction Agreements or (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, except in each case for such party’s own gross negligence or willful misconduct.
The Company agrees that each Placement Agent, its affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (2) be indemnified by the Company for acting as a Placement Agent hereunder pursuant to the indemnification provisions set forth in the Placement Agreement.
This Section 7.10 shall survive any termination of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed by its authorized signatory as of the date first indicated above.
INNATE PHARMA S.A.

By:
Name: Jonathan DICKINSON
Title: Chief Executive Officer

[INVESTOR NAME]

By:
Name:
Title:
Email:
Address:
Securities account details for delivery of the 4(a)(2) Offered Shares: